                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                           GRIC Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   398081109
--------------------------------------------------------------------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                      January 30, 2002 and April 19, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 398081109
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Vertex Technology Fund Ltd. ("VTF")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Singapore
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    --
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    18,678,215 shares of Common Stock(1,2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    --
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,441,251 shares of Common Stock(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,678,215 shares of Common Stock(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------



-----------------
1 Of these shares, 688,240 shares of Common Stock are held of record by VTF, 602,409 shares of Common Stock are issuable upon conversion of Series A Preferred Stock held by VTF and 150,602 shares of Common Stock are issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants held by VTF. Vertex Management (II) Pte Ltd ("VM2") and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held of record by VTF pursuant to a power of attorney granted by VTF to VM2. In addition, Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte Ltd) ("VVH"), as the majority shareholder of VTF, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of these shares. The voting of the 688,240 shares of Common Stock held of record by VTF and the 753,011 shares of Series A Preferred Stock held of record and issuable upon exercise of warrants held of record by VTF are also subject, with respect to certain matters, to a voting agreement entered into on January 30, 2002, as amended and restated as of April 19, 2002, by and among GRIC Communications, Inc. ("GRIC") and the Investors and Stockholders listed on Schedules A and B with respect thereto (the "Voting Agreement").
2 Includes (i) 5,663,584 shares of Common Stock and options to purchase 1,031,217 shares of Common Stock exercisable within 60 days of April 19, 2002 held of record by persons other than VTF which are subject to the Voting Agreement and (ii) 10,542,163 shares of Common Stock issuable upon conversion of 8,433,731 shares of Series A Preferred Stock, and conversion of 2,108,432 shares of Series A Preferred Stock issuable upon exercise of warrants, that were purchased pursuant to that certain Series A Preferred Stock and Warrant Purchase Agreement dated as of January 30, 2002, as amended and restated as of April 19, 2002, among GRIC and the investors thereunder (the "Purchase Agreement"). Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF with respect to the particular matters subject to the Voting Agreement. VTF expressly disclaims beneficial ownership of such shares.
* Based on 19,897,000 shares of Common Stock outstanding as of December 31, 2001, as reported by GRIC in its annual report on Form 10-K for the year ended December 31, 2001.

CUSIP NO. 398081109
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Vertex technology Fund (II) Ltd. ("VTF2")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Singapore
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    --
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    18,678,215 shares of Common Stock(3,4,5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    --
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    753,011 shares of Common Stock(3)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,678,215 shares of Common Stock(4,5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)*                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------



-----------------
3 Includes 602,409 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by VTF2 and 150,602 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF2. All of such shares are subject to the Voting Agreement. Vertex Management (II) Pte Ltd ("VM2") and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF2 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte Ltd) ("VVH"), as the majority shareholder of VTF2, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of these shares.
4 Includes 10,542,163 shares of Common Stock issuable upon conversion of 8,433,731 shares of Series A Preferred Stock, and conversion of 2,108,432 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF2 with respect to the particular matters subject to the Voting Agreement. VTF2 expressly disclaims beneficial ownership of such shares.
5 Includes 6,351,824 shares of Common Stock and options to purchase 1,031,217 shares of Common Stock exercisable within 60 days of April 19, 2002 held of record by persons other than VTF2 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VTF2 with respect to the particular matters subject to the Voting Agreement. VTF2 expressly disclaims beneficial ownership of such shares.
* Based on 19,897,000 shares of Common Stock outstanding as of December 31, 2001, as reported by GRIC in its annual report on Form 10-K for the year ended December 31, 2001.

CUSIP NO. 398081109
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Vertex Technology fund (III) Ltd. ("VTF3")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Singapore
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    --
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    18,678,215 shares of Common Stock(6,7,8)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    --
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    753,011 shares of Common Stock(6)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,678,215 shares of Common Stock(6,7,8)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)*                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------



-----------------
6 Includes 602,409 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by VTF3 and 150,602 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF3. All of such shares are subject to the Voting Agreement. Vertex Management (II) Pte Ltd ("VM2") and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF3 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte Ltd) ("VVH"), as the majority shareholder of VTF3, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of these shares.
7 Includes 10,542,163 shares of Common Stock issuable upon conversion of 8,433,731 shares of Series A Preferred Stock, and conversion of 2,108,432 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF3 with respect to the particular matters subject to the Voting Agreement. VTF3 expressly disclaims beneficial ownership of such shares.
8 Includes 6,351,824 shares of Common Stock and options to purchase 1,031,217 shares of Common Stock exercisable within 60 days of April 19, 2002 held of record by persons other than VTF3 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VTF3 with respect to the particular matters subject to the Voting Agreement. VTF3 expressly disclaims beneficial ownership of such shares.
* Based on 19,897,000 shares of Common Stock outstanding as of December 31, 2001, as reported by GRIC in its annual report on Form 10-K for the year ended December 31, 2001.

CUSIP NO. 398081109
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Vertex Investment (II) Ltd. ("VI2")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Singapore
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    --
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    18,678,215 shares of Common Stock(9,10,11)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    --
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,946,426 shares of Common Stock(9)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,678,215 shares of Common Stock(10,11)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)*                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------



-----------------
9 Of these shares, 1,946,426 shares of Common Stock are held of record by VI2. Vertex Management (II) Pte Ltd ("VM2") and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the 1,946,426 shares of Common Stock held of record by VI2 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte Ltd) ("VVH"), as the holder of more than 45% of the outstanding shares of VI2, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may be deemed to have the power to vote and dispose of these shares. The voting of the 1,946,426 shares of Common Stock held of record by VI2 are also subject, with respect to certain matters, to the Voting Agreement.
10 Includes 4,405,398 shares of Common Stock and options to purchase 1,031,217 shares of Common Stock exercisable within 60 days of April 19, 2002 held of record by persons other than VI2 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VI2 with respect to the particular matters subject to the Voting Agreement. VI2 expressly disclaims beneficial ownership of such shares and the shares referenced in Footnote 5.
11 Includes 11,295,174 shares of Common Stock issuable upon conversion of 9,036,140 shares of Series A Preferred Stock, and conversion of 2,259,034 shares of Series A Preferred Stock issuable upon exercise of warrants, that were issued to investors under the Purchase Agreement. Such shares are subject to the Voting Agreement and may be deemed to be subject to shared voting power with respect to the particular matters subject to the Voting Agreement by the parties to such Voting Agreement.
* Based on 19,897,000 shares of Common Stock outstanding as of December 31, 2001, as reported by GRIC in its annual report on Form 10-K for the year ended December 31, 2001.

CUSIP NO. 398081109
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Vertex Management (II) Pte Ltd ("VM2")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Singapore
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    --
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,893,699 shares of Common Stock(12)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    4,893,699 shares of Common Stock(12)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,893,699 shares of Common Stock(12)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]
     See footnote 12
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------



-----------------
12 Of these shares, 688,240 shares of Common Stock are owned directly by VTF, 1,946,426 shares of Common Stock are owned directly by VI2, 1,807,227 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock held by Vertex Technology Fund Ltd. ("VTF"), Vertex Technology Fund (II) Ltd. ("VTF2") and Vertex Technology Fund (III) Ltd. ("VTF3") and 451,806 shares of Common Stock are issuable upon the conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF, VTF2 and VTF3. VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. In addition, Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte Ltd) ("VVH"), as the majority shareholder of VTF, VTF2 and VTF3 and as a holder of more than 45% of the outstanding shares of VI2, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3. VM2 disclaims beneficial ownership of such shares. The voting of the 2,634,666 shares of Common Stock held of record by VTF and VI2 and the 2,259,033 shares of Series A Preferred Stock held of record and issuable upon exercise of warrants held of record by VTF, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 4,748,375 shares of Common Stock and options exercisable within 60 days of April 19, 2002 held by other parties to the Voting Agreement, or 9,036,141 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement.
* Based on 19,897,000 shares of Common Stock outstanding as of December 31, 2001, as reported by GRIC in its annual report on Form 10-K for the year ended December 31, 2001.

CUSIP NO. 398081109
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Lee Kheng Name ("Lee")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Singapore
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    --
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,918,699 shares of Common Stock(13)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    --
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,918,699 shares of Common Stock(13)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,918,699 shares of Common Stock(13)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]
     See footnote 13
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------



-----------------
13 Of these shares, 688,240 shares of Common Stock are owned directly by Vertex Technology Fund Ltd. ("VTF"), 1,946,426 shares of Common Stock are owned directly by Vertex Investment (II) Ltd. ("VI2"), 25,000 shares of Common Stock are subject to options held by Mr. Lee which are exercisable within 60 days of April 19, 2002, 1,807,227 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock held by VTF, Vertex Technology Fund (II) Ltd. ("VTF2") and Vertex Technology Fund (III) Ltd. ("VTF3") and 451,806 shares of Common Stock are issuable upon the conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF, VTF2 and VTF3. Pursuant to an agreement between Vertex Investment International (I) Inc. and Mr. Lee, any economic benefit derived from the options held by Mr. Lee will inure to the benefit of Vertex Investment International (I) Inc. VM2 and Mr. Lee, as its President, may be deemed to have the power to vote and dispose of the shares held directly by VTF, VI2, VTF2 and VTF3 pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. In addition, Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte Ltd) ("VVH"), as the majority shareholder of VTF, VTF2 and VTF3 and as the holder of more than 45% of the outstanding shares of VI2, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may also be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3. Mr. Lee disclaims beneficial ownership of such shares. The voting of the 2,634,666 shares of Common Stock held of record by VTF and VI2 and the 2,259,033 shares of Series A Preferred Stock held of record and issuable upon exercise of warrants held of record by VTF, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 4,723,375 shares of Common Stock and options exercisable within 60 days of April 19, 2002 held by other parties to the Voting Agreement, or 9,036,141 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement.
* Based on 19,897,000 shares of Common Stock outstanding as of December 31, 2001, as reported by GRIC in its annual report on Form 10-K for the year ended December 31, 2001.

CUSIP NO. 398081109
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Vertex Venture Holdings Ltd
    (formerly Vertex Venture Holdings Pte Ltd) ("VVH")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Singapore
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    --
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,947,699 shares of Common Stock(14)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    --
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,947,699 shares of Common Stock(14)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,947,699 shares of Common Stock(14)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]
     See footnote 14
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------



-----------------
14 Of these shares, 688,240 shares of Common Stock are owned directly by Vertex Technology Fund Ltd. ("VTF"), 1,946,426 shares of Common Stock are owned directly by Vertex Investment (II) Ltd. ("VI2"), 54,000 shares of Common Stock are owned directly by Vertex Investment International (I) Inc. ("VII1"), 1,807,227 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock held by VTF, Vertex Technology Fund (II) Ltd. ("VTF2") and Vertex Technology Fund (III) Ltd. ("VTF3") and 451,806 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF, VTF2 and VTF3. Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte Ltd) ("VVH"), as the majority shareholder of VTF, VTF2,VTF3 and VII1 and as the holder of more than 45% of the outstanding shares of VI2, and Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, may be deemed to have the power to vote and dispose of these shares held by VTF, VI2, VII1, VTF2 and VTF3. In addition, Vertex Management (II) Pte. Ltd. ("VM2") and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3, pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. By this filing, VVH does not purport to concede that it is the beneficial owner of the shares held by VTF, VII1, VI2, VTF2 or VTF3. The voting of the 2,634,666 shares of Common Stock held of record by VTF and VI2 and the 2,259,033 shares of Series A Preferred Stock held of record and issuable upon exercise of warrants held by VTF, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 4,748,375 shares of Common Stock and options exercisable within 60 days of April 19, 2002 held by other parties to the Voting Agreement, or 9,036,141 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement.
* Based on 19,897,000 shares of Common Stock outstanding as of December 31, 2001, as reported by GRIC in its annual report on Form 10-K for the year ended December 31, 2001.

CUSIP NO. 398081109
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Green Dot Capital (BVI) Inc. ("GDC BVI")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    --
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    18,678,215 shares of Common Stock(15,16,17)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    --
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    376,505 shares of Common Stock(15)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,678,215 shares of Common Stock(16,17)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------



-----------------
15 Includes 301,204 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by GDC BVI and 75,301 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by GDC BVI. All of such shares are subject to the Voting Agreement. Green Dot Capital Pte. Ltd. ("GDCPL"), as the sole shareholder of GDC BVI, and Singapore Technologies Pte Ltd ("STPL"), as the sole shareholder of GDCPL, may be deemed to have the power to vote and dispose of these shares.
16 Includes 10,918,669 shares of Common Stock issuable upon conversion of 8,734,936 shares of Series A Preferred Stock, and 2,183,733 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and may be deemed to be subject to shared voting power by GDC BVI with respect to the particular matters subject to the Voting Agreement. GDC BVI expressly disclaims beneficial ownership of such shares.
17 Includes 6,351,824 shares of Common Stock and options to purchase 1,031,217 shares of Common Stock exercisable within 60 days of April 19, 2002 held of record by persons other than GDC BVI which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by GDC BVI with respect to the particular matters subject to the Voting Agreement. GDC BVI expressly disclaims beneficial ownership of such shares.
* Based on 19,897,000 shares of Common Stock outstanding as of December 31, 2001, as reported by GRIC in its annual report on Form 10-K for the year ended December 31, 2001.

CUSIP NO. 398081109
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Singapore Technologies Pte Ltd ("STPL")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Singapore
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    --
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    7,027,265 shares of Common Stock(18)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    --
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,027,265 shares of Common Stock(18)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,027,265 shares of Common Stock(18)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]
     See footnote 18
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.6%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------



-----------------
18 Of these shares, 688,240 shares of Common Stock are owned directly by VTF, 1,946,426 shares of Common Stock are owned directly by Vertex Investment
     (II) Ltd. ("VI2"), 54,000 shares of Common Stock are owned directly by Vertex Investment International (I) Inc. ("VII1"), 573,545 shares of Common Stock are owned by STT Communications Ltd. ("STT Comm"), 3,012,044 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock held by VTF, Vertex Technology Fund (II) Ltd. ("VTF2"), Vertex Technology Fund (III) Ltd. ("VTF3"), Green Dot Capital (BVI) Inc. ("GDC BVI"), STT Ventures Ltd. ("STT") and Singapore Computer Systems Ltd. ("SCS") and 753,010 shares of Common Stock are issuable upon the conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF, VTF2, VTF3, GDC BVI, STT and SCS. Vertex Venture Holdings Ltd (formerly Vertex Venture Holdings Pte Ltd) ("VVH"), as the majority shareholder of VTF, VTF2, VTF3 and VII1 and as the holder of more than 45% of the outstanding shares of VI2, may also be deemed to have the power to vote and dispose of the shares held by such entities. In addition, Vertex Management (II) Pte Ltd ("VM2") and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF, VTF2, VTF3 and VI2 pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. Green Dot Capital Pte. Ltd. ("GDCPL"), as the sole shareholder of GDC BVI and the majority shareholders of SCS, may be deemed to have the power to vote and dispose of the shares held by GDC BVI and SCS. STT Communications Ltd ("STT Comm"), as the sole shareholder of STT, may be deemed to have the power to vote and dispose of the shares held by STT, and Singapore Technologies Telemedia Pte, Ltd ("ST Tel"), as the majority shareholder of STT Comm, may be deemed to have the power to vote and dispose of the shares held by STT and STT Comm. Singapore Technologies Pte Ltd ("STPL"), as the majority shareholder of VVH, the sole shareholder of GDCPL and ST Tel, and a shareholder of certain other shareholders of SCS, may also be deemed to have the power to vote and dispose of these shares. By this filing, STPL does not purport to concede that it is the beneficial owner of the shares held by VTF, VI2, VII1, VTF2, VTF3, GDC
     BVI, STT, STT Comm or SCS. The voting of the 3,208,211 shares of Common Stock held of record by VTF, STT Comm and VI2 and the 3,765,054 shares of Series A Preferred Stock held of record and issuable upon exercise of warrants held by VTF, VTF2, VTF3, GDC BVI, STT and SCS are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 3,143,613 shares of Common Stock and options exercisable within 60 days of April 19, 2002 held by other parties to the Voting Agreement, or 7,530,120 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement.

* Based on 19,897,000 shares of Common Stock outstanding as of December 31, 2001, as reported by GRIC in its annual report on Form 10-K for the year ended December 31, 2001.

CUSIP NO. 398081109
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    STT Venture Ltd ("STT")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mauritius
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    --
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    18,678,215 shares of Common Stock(19,20,21)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    --
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    753,011 shares of Common Stock(19)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,678,215 shares of Common Stock(20,21)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------




-----------------
19 Includes 602,409 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by STT and 150,602 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by STT. All of such shares are subject to the Voting Agreement. STT Communications Ltd ("STT Comm"), as the sole shareholder of STT, Singapore Technologies Telemedia Pte Ltd ("ST Tel"), as the majority shareholder of STT Comm, and Singapore Technologies Pte Ltd ("STPL"), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.
20 Includes 10,542,163 shares of Common Stock issuable upon conversion of 8,433,731 shares of Series A Preferred Stock and conversion of 2,108,432 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by STT with respect to the particular matters subject to the Voting Agreement. STT expressly disclaims beneficial ownership of such shares.
21 Includes 6,351,824 shares of Common Stock and options to purchase 1,031,217 shares of Common Stock exercisable within 60 days of April 19, 2002 held of record by persons other than STT which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by STT with respect to the particular matters subject to the Voting Agreement. STT expressly disclaims beneficial ownership of such shares.
* Based on 19,897,000 shares of Common Stock outstanding as of December 31, 2001, as reported by GRIC in its annual report on Form 10-K for the year ended December 31, 2001.

CUSIP NO. 398081109
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    STT Communications Ltd ("STT Comm")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Singapore

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    --
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    18,678,215 shares of Common Stock(22,23,24)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    --
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,326,556 shares of Common Stock(22)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,678,215 shares of Common Stock(23,24)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------



-----------------
22 Includes 573,545 shares of Common Stock held of record by STT Comm, 602,409 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by STT Ventures Ltd ("STT") and 150,602 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by STT. All of such shares are subject to the Voting Agreement. STT Comm is the sole shareholder of STT. Singapore Technologies Telemedia Pte Ltd ("ST Tel"), as the majority shareholder of STT Comm, and Singapore Technologies Pte Ltd ("STPL"), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.
23 Includes 10,542,163 shares of Common Stock issuable upon conversion of 8,433,731 shares of Series A Preferred Stock, and conversion of 2,108,432 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by STT Comm with respect to the particular matters subject to the Voting Agreement. STT Comm expressly disclaims beneficial ownership of such shares.
24 Includes 5,778,279 shares of Common Stock and options to purchase 1,031,217 shares of Common Stock exercisable within 60 days of April 19, 2002 held of record by persons other than STT Comm which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by STT Comm with respect to the particular matters subject to the Voting Agreement. STT Comm expressly disclaims beneficial ownership of such shares.
* Based on 19,897,000 shares of Common Stock outstanding as of December 31, 2001, as reported by GRIC in its annual report on Form 10-K for the year ended December 31, 2001.

CUSIP NO. 398081109                   13D                    Page    of    pages
--------------------------------------------------------------------------------
     1. NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD ("ST TEL")
--------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)

          (b) [X]
--------------------------------------------------------------------------------
     3.   SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

          NOT APPLICABLE
--------------------------------------------------------------------------------
     5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   SINGAPORE
--------------------------------------------------------------------------------
                          7.   SOLE VOTING POWER:

                               --
       NUMBER OF        --------------------------------------------------------
        SHARES            8.   SHARED VOTING POWER:
     BENEFICIALLY
       OWNED BY                1,326,556 shares of Common Stock(25,26,27)
         EACH           --------------------------------------------------------
       REPORTING          9.   SOLE DISPOSITIVE POWER:
        PERSON
         WITH                  --
                        --------------------------------------------------------
                         10.   SHARED DISPOSITIVE POWER:

                               1,326,556 shares of Common Stock(25)
--------------------------------------------------------------------------------
    11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,326,556 SHARES OF COMMON STOCK(26,27)
--------------------------------------------------------------------------------
    12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

          SEE FOOTNOTES 26 AND 27                                           [X]
--------------------------------------------------------------------------------
    13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

          6.4%*
--------------------------------------------------------------------------------
    14.   TYPE OF REPORTING PERSON:

          CO

--------------------------------------------------------------------------------


--------

(25) Includes 573,545 shares of Common Stock held of record by STT Comm, 602,409 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by STT Ventures Ltd ("STT") and 150,602 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by STT. All of such shares are subject to the Voting Agreement. Singapore Technologies Telemedia Pte Ltd ("ST Tel"), as the majority shareholder of STT Comm which is the sole shareholder of STT, and Singapore Technologies Pte Ltd ("STPL"), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.

(26) Does not include 10,542,163 shares of Common Stock issuable upon conversion of 8,433,731 shares of Series A Preferred Stock, and conversion of 2,108,432 shares of Series A Preferred Stock issuable upon exercise of warrants, held by parties to the Purchase Agreement other than STT.

(27) Does not include 5,778,279 shares of Common Stock and options to purchase 1,031,217 shares of Common Stock exercisable within 60 days of April 19, 2002 held of record by persons other than STT and STT Comm which are subject to the Voting Agreement.

* Based on 19,897,000 shares of Common Stock outstanding as of December 31, 2001, as reported by GRIC in its annual report on Form 10-K for the year ended December 31, 2001.

CUSIP NO. 398081109                                          Page __ of __ pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Singapore Computer Systems Ltd ("SCS")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    --
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    18,678,215 shares of Common Stock(28,29,30)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    --
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    376,505 shares of Common Stock(28)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,678,215 shares of Common Stock(29,30)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------



-----------------
28 Includes 301,204 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by SCS and 75,301 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by SCS. All of such shares are subject to the Voting Agreement. Green Dot Capital Pte Ltd ("GDCPL") owns approximately 40% of the outstanding shares of SCS, and Singapore Technologies Pte Ltd ("STPL") owns all of the outstanding shares of GDCPL and also has ownership interests in certain other shareholders of SCS. As a result, GDCPL and STPL may be deemed to have the power to vote and dispose of these shares.
29 Includes 10,918,669 shares of Common Stock issuable upon conversion of 8,734,936 shares of Series A Preferred Stock, and 2,183,733 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and may be deemed to be subject to shared voting power by SCS with respect to the particular matters subject to the Voting Agreement. SCS expressly disclaims beneficial ownership of such shares.
30 Includes 6,351,824 shares of Common Stock and options to purchase 1,031,217 shares of Common Stock exercisable within 60 days of April 19, 2002 held of record by persons other than SCS which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by SCS with respect to the particular matters subject to the Voting Agreement. SCS expressly disclaims beneficial ownership of such shares.
* Based on 19,897,000 shares of Common Stock outstanding as of December 31, 2001, as reported by GRIC in its annual report on Form 10-K for the year ended December 31, 2001.

----------------------                                --------------------------
CUSIP NO.  398081109                 13D                 Page __ of __ pages
----------------------                                --------------------------



ITEM 1.           SECURITY AND ISSUER.

         (a)      NAME OF ISSUER

                  GRIC Communications, Inc. ("GRIC")

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  1421 McCarthy Boulevard, Milpitas, California 95035

         (c)      TITLE OF CLASS OF EQUITY SECURITIES TO WHICH THIS STATEMENT
                  RELATES

                  Common Stock, par value $0.001 per share ("Common Stock") (including shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock).

ITEM 2.           IDENTITY AND BACKGROUND.

         (a), (b), (c) AND (f)  NAME, ADDRESS, OCCUPATION OR BUSINESS AND
                                CITIZENSHIP OR JURISDICTION OF INCORPORATION

                  This statement is filed on behalf of the entities and natural persons identified under the headings "Entities" and "Natural Persons" below (the "Reporting Persons").

                  ENTITIES
                  The name, address, place of organization and principal business of the entities filing this statement are set forth below:

                  Vertex Technology Fund Ltd. ("VTF")
                  Vertex Technology Fund (II) Ltd. ("VTF2")
                  Vertex Technology Fund (III) Ltd. ("VTF3")
                  Vertex Investment (II) Ltd. ("VI2")
                  Vertex Venture Holdings Ltd ("VVH")
                  Vertex Management (II) Pte Ltd ("VM2")
                  77 Science Park Drive
                  #02-15 Cintech III
                  Singapore Science Park
                  Singapore 118256
                  (Singapore companies)
                  Principal business of VTF, VTF2, VTF3, VI2: Funds investment. Principal business of VVH: Investment holdings.
                  Principal business of VM2:  Funds management.

                  Singapore Technologies Pte Ltd ("STPL")
                  51 Cuppage Road
                  #09-01 Starhub Centre
                  Singapore 229469
                  (Singapore company)
                  Principal business of STPL: Technology based multinational conglomerate providing research, development, manufacturing and management in engineering, technology, infrastructure, property and financial services.

----------------------                                --------------------------
CUSIP NO.  398081109                 13D                 Page __ of __ pages
----------------------                                --------------------------


                  Green Dot Capital (BVI) Inc. ("GDC BVI")
                  8 Shenton Way
                  #09-02 Temasek Tower
                  Singapore 068811
                  (British Virgin Islands company)
                  Principal business of GDC BVI: Investment holdings.

                  STT Ventures Ltd. ("STT")
                  51 Cuppage Road, #10-11/17
                  Starhub Centre
                  Singapore 229469
                  (a Mauritius company)
                  Principal business of STT:  Investment holding company

                  STT Communications Ltd ("STT Comm")
                  51 Cuppage Road #10-11/17
                  The Cuppage
                  Singapore  229469
                  (a Singapore company)
                  Principal business of STT Comm:
                  Provision of info-communications
                  services and investment holding

                  Singapore Technologies Telemedia Pte Ltd ("ST Tel")
                  51 Cuppage Road #10-11/17
                  StarHub Centre
                  Singapore 229469
                  (a Singapore company)
                  Principal business of ST Tel: Provision of strategic media and telecommunications services, investment holding and the provision of management services

                  Singapore Computer Systems Ltd ("SCS")
                  7 Bedok South Road
                  Singapore  469272
                  (a Singapore company)
                  Principal business of SCS:  Information technology company

                  NATURAL PERSONS
                  The name, business or residence address and principal occupation and name, principal business and address of the organization of employment of the following natural persons filing this statement are set forth below. Mr. Lee Kheng Nam is a citizen of Singapore.

                  Lee Kheng Nam
                  President, Vertex Venture Holdings Ltd., a Singapore company 77 Science Park Drive
                  #02-15 Cintech III
                  Singapore Science Park
                  Singapore 118256

                  OTHER PERSONS AND ENTITIES
                  Information regarding (a) Green Dot Capital Pte Ltd ("GDCPL"), a Singapore investment holdings company that owns all of the outstanding shares of GDC BVI and 40% of the outstanding shares of SCS, and (b) the executive officers and directors of each of VTF, VTF2, VTF3, VI2, VVH, VM2, STPL, GDC BVI, GDCPL, STT, STT Comm, ST Tel and SCS is set forth on Schedule A hereto and incorporated herein by reference.

         (c) AND (d)       CRIMINAL AND CIVIL PROCEEDINGS

                  During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in this Item 2 (including Schedule A hereto)

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                  has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION USED.

                  The consideration given in exchange for the shares of Common Stock held of record by VTF, VI2 and VII1 was from the investment capital of such entities. The consideration given in exchange for the shares of Common Stock held of record by STT Comm was from its working capital. None of the consideration consisted of loan proceeds or other consideration borrowed or otherwise obtained specifically for the purpose of acquiring, holding, trading or voting such securities. The consideration used by VTF2 and VTF3 to purchase shares of Series A Preferred Stock and warrants pursuant to the Purchase Agreement came from the investment capital of such entities. None of such consideration consisted of loan proceeds or other consideration borrowed or otherwise obtained specifically for the purpose of acquiring, holding, trading or voting such securities. The consideration used by GDC BVI to purchase shares of Series A Preferred Stock and warrants pursuant to the Purchase Agreement came from an interest-free loan without any fixed term of repayment from GDCPL. This loan from GDCPL was obtained specifically for the purpose of acquiring the securities and was obtained from STPL, pursuant to an interest-free loan without any fixed term of repayment. STPL funded the loan to GDCPL from its existing investment capital. The consideration used by SCS to purchase shares of Series A Preferred Stock and warrants pursuant to the Purchase Agreement came from the working capital of such entity. The consideration used by STT to purchase shares of Series A Preferred Stock and warrants pursuant to the Purchase Agreement came from an interest-bearing loan from STT Comm, which was obtained specifically for the purpose of acquiring the securities. This loan was funded from STT Comm's existing working capital. Neither VM2, Lee, VVH or STPL has purchased, or is currently obligated to purchase, any shares of GRIC.

ITEM 4.           PURPOSE OF TRANSACTION.

                  PURCHASE AGREEMENT

                           VTF, VTF2, VTF3, GDC BVI, STT and SCS are parties to
                  an Amended and Restated Purchase Agreement dated as of April 19, 2002 among GRIC and the investors listed on Exhibit A thereto (the "Purchase Agreement"). The Purchase Agreement amends and restates a similar purchase agreement dated as of January 30, 2002. Pursuant to the Purchases Agreement, VTF, VTF2, VTF3, GDC BVI, STT and SCS purchased for investment purposes shares of Series A Preferred Stock and warrants to purchase Series A Preferred Stock of GRIC. In connection with the Purchase Agreement, such Reporting Persons and certain other Reporting Persons also entered into the Voting Agreement (described below and in Item 6 below) as well as a Lock-Up Agreement, Investors' Rights Agreement and Stockholder Agreement described in Item 6 below.

                           The shares of Series A Preferred Stock issued under
                  the Purchase Agreement initially convert into Common Stock on a one for one basis. The holders of Series A Preferred Stock will be entitled to receive non-cumulative dividends when, as and if declared by GRIC's Board of Directors. In order to set forth the rights and privileges of the holders of Series A Preferred, GRIC has filed a certificate of amendment of second amended and restated certificate of incorporation. For details of the terms of the Series A Preferred Stock, please see the form of certificate of amendment of second amended and restated certificate of incorporation which is incorporated by reference as Exhibit 5 hereto.

                  VOTING AGREEMENT

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                           VTF, VI2, VTF2, VTF3, GDC BVI, STT, STT Comm, SCS,
                  GRIC and certain other persons are parties to the Amended and Restated Voting Agreement dated as of April 19, 2002 (the "Voting Agreement"). The primary purpose of the Voting Agreement is to ensure the election of nominees for GRIC's board designated by certain purchasers of Series A Preferred Stock following the completion of the Series A Preferred Stock financing (the "Series A Financing") that was contemplated by the Purchase Agreement. Each of VTF, VI2, VTF2, VTF3, GDC BVI, SCS, STT and STT Comm entered into the Voting Agreement and committed its shares in furtherance of the objective set forth above.

                           By virtue of the Voting Agreement (and certain other
                  agreements entered into in connection with the Purchase Agreement), it could be alleged that a "group" has been formed within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"). While none of the Reporting Persons concedes that such a "group" has been formed, this filing is being made as if such a "group" exists to ensure compliance with the Exchange Act.

                           Upon the completion of the Series A Financing, the
                  size of GRIC's board increased from eight to ten directors. Two of such directors have been designated by Asia Pacific Growth Fund III, L.P. ("Asia Pacific") and two have been designated by VTF, VTF2, VTF3 and their affiliates (together, "Vertex").

                           Vertex Investment (II) Ltd., Vertex Technology Fund
                  Ltd. and STT Communications Ltd: For these Reporting Persons, the purpose of entering into the voting agreement on January 30, 2002 and/or the Voting Agreement as amended and restated on as of April 19, 2002 was a combination of the following:
                  (1) to facilitate the approval of the Series A Preferred Stock financing at the stockholder meeting of GRIC (held on April 4, 2002), (2) to induce the investors to enter the Purchase Agreement, (3) to ensure the election of certain directors of GRIC designated by Vertex following the closing of the Series A Preferred Stock financing and (4) to ensure the election of certain directors of GRIC designated by Asia Pacific following the closing of the Series A Preferred Stock financing. For details on the effect of the sale of Series A Preferred Stock and the Voting Agreement, please see the section entitled "Effect of the Proposed Investment" in the Schedule 14A filed by GRIC with the Securities and Exchange Commission on March 12, 2002 and the description set forth in Item 6 hereof.

                           Vertex Technology Fund (II) Ltd., Vertex Technology
                  Fund (III) Ltd., Green Dot Capital (BVI) Inc., STT Ventures Ltd and Singapore Computer Systems Ltd: For these Reporting Persons, the purpose of entering into the Voting Agreement was
                  (1) to ensure the election of certain directors of GRIC designated by Asia Pacific following the closing of the Series A Preferred Stock financing and (2) to ensure the election of certain directors of GRIC designated by Vertex following the closing of the Series A Preferred Stock financing. For more details on the Voting Agreement, please see the description set forth in Item 6.


                           Except as otherwise described herein, the Reporting
                  Persons do not have any plans or proposals which relate to or would result in the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, however at any time and from time to time, review or reconsider their positions with respect to any of such matters. The Reporting Persons retain the right to (a) change their investment intent, (b) increase, decrease or entirely dispose of their holding in GRIC, and (c) purchase by private purchase, in the open market, by tender offer or otherwise additional equity securities of GRIC.

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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) AND (b)  OWNERSHIP OF SHARES OF GRIC

                  The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this statement is provided as of the date of this Schedule 13D (except for information regarding options exercisable within 60 days, which is provided within 60 days of April 19, 2002).

                  Amount beneficially owned:
                  See Row 11 of cover page for each Reporting Person.

                  Percent of class:
                  See Row 13 of cover page for each Reporting Person.

                  Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:
                           See Row 7 of cover page for each Reporting Person.
                  (ii)     Shared power to vote or to direct the vote:
                           See Row 8 of cover page for each Reporting Person.
                  (iii) Sole power to dispose or to direct the disposition of: See Row 9 of cover page for each Reporting Person.
                  (iv) Shared power to dispose or to direct the disposition of: See Row 10 of cover page for each Reporting Person.

         (c)      RECENT TRANSACTIONS

                           GRIC, Asia Pacific, VTF, VTF2, VTF3, GDC BVI, STT and
                  SCS entered into the Purchase Agreement as amended and restated as of April 19, 2002 (which agreement replaced a similar agreement between certain of the parties dated as of January 30, 2002). Pursuant to the Purchase Agreement, the investors thereunder have purchased 9,036,140 shares of Series A Preferred Stock (convertible into Common Stock) and warrants to purchase up to 2,259,034 shares of Series A Preferred Stock (the "Warrants"), at a price of $1.66 per share of Series A Preferred Stock purchased. See the summary of the terms of such Purchase Agreement in Item 6 hereof.

                           Except for the transaction related to the Purchase
                  Agreement, the Reporting Persons have not effected any transaction in GRIC's Common Stock during the past 60 days, and, to their knowledge, no person named in Item 2 (including Schedule A hereto) has effected any transactions in the GRIC's Common Stock during the past 60 days.

         (d)      RIGHT TO RECEIVE DIVIDENDS

                           Under certain circumstances set forth in the
                  organizational documents of each of VTF, VI2, VTF2, VTF3, STT, STT Comm, SCS and GDC BVI, the shareholders of each of such entities may under certain circumstances be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of GRIC owned by each such entity of which they are a shareholder. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons on the date of this statement.

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         (e)      OWNERSHIP OF LESS THAN 5% OF THE CLASS OF SECURITIES

                           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           Voting Agreement. GRIC, VTF, VI2, VTF2, VTF3, GDC
                  BVI, STT, STT Comm, SCS, Asia Pacific, Hantech International Venture Capital Corporation, Lynn Ya-Lin Liu, Yen-Son Huang, Bharat Dave, Joseph M. Zaelit and Hong Chen entered into the Voting Agreement as amended and restated as of April 19, 2002.

                           The Voting Agreement governs the election of up to
                  four directors to GRIC's Board of Directors, which was increased from eight to ten members upon the closing of the Series A Financing. Initially, seven of the ten members of GRIC's board will be elected by the holders of Common Stock and the remaining three members will be elected by the holders of Series A Preferred Stock under the terms of the certificate of amendment of second amended and restated certificate of incorporation. Two of such Series A directors will initially be designated by Asia Pacific and one of which will initially be designated by Vertex. The Voting Agreement provides that of the seven directors to be elected by the holders of Common Stock, one of the directors will be designated by Vertex, and the investors and stockholders who are parties to the Voting Agreement will vote their shares in favor of the Vertex designee. This arrangement will remain in effect until such time that the holders of the Series A Preferred Stock no longer have a right to elect any member of GRIC's board under the terms of GRIC's certificate of incorporation (as it shall be amended).

                           The foregoing description of the Voting Agreement is
                  qualified in its entirety by reference to the full text of such agreement, which is incorporated by reference as Exhibit 2 hereto.

                           The Series A Preferred Stock and Warrant Purchase
                  Agreement. GRIC, Asia Pacific, VTF, VTF2, VTF3, GDC BVI, STT and SCS entered into the Purchase Agreement on April 19, 2002 with respect to the sale and purchase of Series A Preferred Stock and Warrants at a per share price of $1.66 per share of Series A Preferred Stock purchased.

                           Under the Purchase Agreement, GRIC issued two types
                  of Warrants to each investor. The first grants the right to purchase that number of shares of Series A Preferred Stock equal to 10% of the shares of Series A Preferred Stock purchased by the holder pursuant to the Purchase Agreement at an exercise price of $1.66 per share, subject to adjustments for stock splits and similar events. The second grants the right to purchase that number of shares of Series A Preferred Stock equal to 15% of the shares of Series A Preferred Stock purchased by the holder pursuant to the Purchase Agreement at a purchase price of $2.49 per share, subject to adjustments for stock splits and similar events. The Warrants may be net exercised and will expire five years after issuance.

                           GRIC will pay the first $60,000 of reasonable
                  expenses incurred by Asia Pacific and the first $40,000 of reasonable expenses incurred by Vertex in connection with the Purchase Agreement. For a more complete understanding of these agreements and the transactions, please see the section entitled "Proposal No. 3 - Approval of the Private Placement" in the Schedule 14A filed by GRIC with the Securities and Exchange Commission on March 12, 2002 and the Purchase Agreement which is incorporated by

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                  reference as Exhibit 4 hereto. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement.

                           Investors' Rights Agreement. GRIC, Asia Pacific, VTF,
                  VTF2, VTF3, STT, GDC BVI and SCS entered into an investors' rights agreement on April 19, 2002 (the "Investors' Rights Agreement"). The Investors' Rights Agreement requires GRIC to provide certain information rights to the other parties to the agreement who hold at least 25% of the shares of Series A Preferred Stock issued on the date of the agreement. In addition, the Investors' Rights Agreement requires GRIC to file within 30 days of the date of the agreement and thereafter to maintain, subject to certain conditions, a registration statement on Form S-3 with respect to the Common Stock issuable upon conversion of Series A Preferred Stock purchased under the Purchase Agreement and issuable upon conversion of the Series A Preferred Stock that may be obtained upon exercise of the warrants issued under the Purchase Agreement. The Investors' Rights Agreement also requires GRIC to provide the other parties to the agreement certain "piggy-back" registration rights on registrations of GRIC.

                           The foregoing description of the Investors' Rights
                  Agreement is qualified in its entirety by reference to the full text of such agreement, which is incorporated by reference as Exhibit 6 hereto.

                           Stockholder Agreement. At the closing of the Series A
                  Financing on April 19, 2002, GRIC, Asia Pacific, VTF, VTF2, VTF3, GDC BVI, STT and SCS entered into a stockholder agreement dated April 19, 2002 (the "Stockholder Agreement"). The Stockholder Agreement requires the parties to the agreement and their affiliated transferees to vote during the Standstill Period (as defined below) their Preferred Stock and Common Stock in favor of certain changes of control of GRIC, the sale and issuance of Common Stock in a public offering and an acquisition by GRIC of another company using Common Stock as the form of consideration. In addition, the parties to the agreement and any affiliated transferees agreed not to exercise dissenter's or appraisal rights with respect to certain change in control transactions of GRIC during the Standstill Period. The Stockholder Agreement also places certain limitations on, among other things, the parties' ability to acquire additional shares of stock of GRIC, solicit proxies, act in concert with other shareholders, gain additional control over GRIC's Board of Directors or sell securities of GRIC to certain persons or above certain amounts during the Standstill Period. The Standstill Period will continue from the date of the agreement to the earliest to occur of the fifth anniversary of the date of the agreement, the date of an agreement which would result in certain changes of control of GRIC, a third party tender offer for GRIC, the occurrence of certain changes of control of GRIC or a reduction of the collective beneficial ownership of the Common Stock and/or Preferred Stock of the parties to the agreement below 20% of the total voting power.

                           The foregoing description of the Stockholder
                  Agreement is qualified in its entirety by reference to the full text of such agreement, which is incorporated by reference as Exhibit 7 hereto.

                           The Lock-up Agreement. In connection with the
                 Purchase Agreement, Asia Pacific, VTF, VTF2, VTF3, STT, GDC BVI, SCS and Hong Chen entered into an amended and restated lock-up agreement regarding the Series A Preferred Stock and Warrants they purchased in the Series A Financing and the Common Stock issuable upon conversion of the Series A Preferred Stock, and, with respect to Hong Chen, shares of Common Stock owned as of the closing of the Series A Financing. Under this lock-up agreement, Hong Chen, VTF, VTF2, VTF3, STT and Asia Pacific agreed not to transfer any of their subject shares other than to affiliates until July 30, 2002, except under limited

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                  circumstances. On July 30, 2002, these restrictions will lapse as to 25% of these shares. On October 30, 2002, these restrictions will lapse as to an additional 25% of their shares. On January 30, 2003, the lock-up restrictions will no longer be in effect for any shares held by the parties. In addition, GDC BVI and SCS agreed that, except under limited circumstances, 15% of the subject shares would not be subject to the above-described restrictions as of the date of purchase and the restrictions with respect to their remaining shares will lapse at a rate of 25% six months from the date of purchase, 25% nine months from the date of purchase and the remaining 35% twelve months from the date of purchase. In addition, if any of these shares are transferred to an affiliate, the affiliated purchaser must agree to be bound by the restrictions in the lock-up agreement.

                           The foregoing description of the lock-up agreement is
                  qualified in its entirety by reference to the full text of such agreement, which is incorporated by reference as Exhibit 3 hereto.

                           Other than as described herein, to each Reporting
                  Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 (including Schedule A hereto) and between such persons and any person with respect to any securities of GRIC, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1         Joint Filing Agreement.

                  Exhibit 2 Amended and Restated Voting Agreement, entered into by and among GRIC Communications, Inc., the stockholders listed on Schedule B attached thereto and the investors listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit
                                    10.30 to GRIC's Form 8-K dated April 19,
                                    2002 and filed with the Securities and
                                    Exchange Committee on April 29, 2002).


                  Exhibit 3 Amended and Restated Lock-Up Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.32 to GRIC's Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

                  Exhibit 4 Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.29 to GRIC's Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

                  Exhibit 5 Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of GRIC Communications, Inc. (incorporated by reference from Exhibit 3.05 to GRIC's Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

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                  Exhibit 6         Investors' Rights Agreement, entered into
                                    by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 4.03 to GRIC's Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

                  Exhibit 7 Stockholder Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit
                                    10.31 to GRIC's Form 8-K dated April 19,
                                    2002 and filed with the Securities and
                                    Exchange Commission on April 29, 2002).

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    April 29, 2002

                                       VERTEX TECHNOLOGY FUND LTD.

                                       By:    /s/ Lee Kheng Nam
                                              ---------------------------------
                                              Lee Kheng Nam

                                       VERTEX TECHNOLOGY FUND (II) LTD.

                                       By:    /s/ Lee Kheng Nam
                                              ---------------------------------
                                              Lee Kheng Nam

                                       VERTEX TECHNOLOGY FUND (III) LTD.

                                       By:    /s/ Lee Kheng Nam
                                              ---------------------------------
                                              Lee Kheng Nam

                                       VERTEX INVESTMENT (II) LTD.

                                       By:    /s/ Lee Kheng Nam
                                              ---------------------------------
                                              Lee Kheng Nam

                                       VERTEX VENTURE HOLDINGS LTD.

                                       By:    /s/ Lee Kheng Nam
                                              ---------------------------------
                                              Lee Kheng Nam

                                       SINGAPORE TECHNOLOGIES PTE. LTD.

                                       By:    /s/ Chua Su Li
                                              ---------------------------------
                                              Chua Su Li

                                       VERTEX MANAGEMENT (II) PTE. LTD.

                                       By:    /s/ Lee Kheng Nam
                                              ---------------------------------
                                              Lee Kheng Nam

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                                       GREEN DOT CAPITAL (BVI) INC.

                                       By:    /s/ Sim Mong Tee
                                              ---------------------------------
                                              Sim Mong Tee

                                       STT VENTURES LTD.

                                       By:    /s/ Tee Beng Huat
                                              ---------------------------------

                                       STT COMMUNICATIONS LTD.

                                       By:    /s/ Tee Beng Huat
                                              ---------------------------------

                                       SINGAPORE TECHNOLOGIES TELEMEDIA
                                       PTE LTD

                                       By:    /s/ Tee Beng Huat
                                              ---------------------------------

                                       SINGAPORE COMPUTER SYSTEMS LTD.

                                       By:    /s/ Lim Liat
                                              ---------------------------------
                                              Deputy CEO

                                       LEE KHENG NAM


                                       /s/ Lee Kheng Nam
                                       ----------------------------------------





























 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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                                   SCHEDULE A



The following is a list of the directors and executive officers of VTF:


NAME, BUSINESS ADDRESS AND POSITION AT VTF    PRESENT PRINCIPAL OCCUPATION              CITIZENSHIP
------------------------------------------    ----------------------------              -----------
Mr. Tay Siew Choon                            Managing Director and Chief Operating     Singaporean
51 Cuppage Road                               Officer, STPL
#09-01 Starhub Centre
Singapore 229469
(Director, VTF)

Mr. Lee Kheng Nam                             President, VVH                            Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Director, VTF)


The following is a list of the directors and executive officers of VI2:




NAME, BUSINESS ADDRESS AND POSITION AT VI2    PRESENT PRINCIPAL OCCUPATION              CITIZENSHIP
------------------------------------------    ----------------------------              -----------

Mr. Tay Siew Choon                            Managing Director and Chief Operating     Singaporean
51 Cuppage Road                               Officer, STPL
#09-01 Starhub Centre
Singapore 229469
(Director, VI2)

Mr. Lee Kheng Nam                             President, VVH                            Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Director, VI2)

Mr. Gan Chee Yen                              Director (Finance), STPL                  Singaporean
51 Cuppage Road
#09-01 Starhub Centre
Singapore 229469
(Director, VI2)


The following is a list of the directors and executive officers of VM2:




NAME, BUSINESS ADDRESS AND POSITION AT VM2    PRESENT PRINCIPAL OCCUPATION               CITIZENSHIP
------------------------------------------    ----------------------------               -----------
Mr. Tay Siew Choon                            Managing Director and Chief Operating      Singaporean
51 Cuppage Road                               Officer, STPL
#09-01 Starhub Centre
Singapore 229469
(Director, VM2)


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


NAME, BUSINESS ADDRESS AND POSITION AT VM2    PRESENT PRINCIPAL OCCUPATION               CITIZENSHIP
------------------------------------------    ----------------------------               -----------
Mr. Lee Kheng Nam                             President, VVH                             Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Director, VM2)

Mr. Gan Chee Yen                              Director (Finance), STPL                   Singaporean
51 Cuppage Road
#09-01 Starhub Centre
Singapore 229469
(Director, VM2)

Mr. Sum Soon Lim                              Company Director                           Singaporean
51 Cuppage Road, #10-11/17
Starhub Centre
Singapore 229469
(Director, VM2)

Mr. Chua Joo Hock                             Senior Vice President, VM2                 Singaporean
Three Lagoon Drive, Suite 220
Redwood City, CA  94065
(Senior Vice President, VM2)

Mr. Tan Siew Teck, Frankie                    Senior Vice President, VM2                 Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore  118256
(Senior Vice President, VM2)

Mr. Yeo Choon Tat                             Senior Vice President, VM2                 Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore  118256
(Senior Vice President, VM2)

Dr. Lim Mei Wen, Christina                    Senior Vice President, VM2                 Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore  118256
(Senior Vice President, VM2)

Mr. Tam Hock Chuan                            Senior Vice President, VM2                 Singaporean
Three Lagoon Drive, Suite 220
Redwood City, CA  94065
(Senior Vice President, VM2)



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----------------------                                --------------------------



The following is a list of the directors and executive officers of VVH:

NAME, BUSINESS ADDRESS AND POSITION AT VVH    PRESENT PRINCIPAL OCCUPATION               CITIZENSHIP
------------------------------------------    ----------------------------               -----------
Mr. Stephen Lee Ching Yen                     Managing Director                          Singaporean
6 Commonwealth Lane, #07-01/02                Great Malaysia Textile Manufacturing Co.
Singapore 149547                              Pte Ltd (textile and garment
(Director, VVH)                               manufacturers and trader)

Mr. Tay Siew Choon                            Managing Director and Chief Operating      Singaporean
51 Cuppage Road                               Officer, STPL
#09-01 Starhub Centre
Singapore  229469
(Director, VVH)

Mr. Lee Kheng Nam                             President, VVH                             Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore  118256
(President and Director, VVH)

Mr. Sum Soon Lim                              Company Director                           Singaporean
51 Cuppage Road
#10-11/17 Starhub Centre
Singapore 229469
(Director, VVH)

Mr. James Harmon Levy                         Consultant                                 United States
c/o Three Lagoon Drive
Redwood City, CA  94065
(Director, VVH)

Mr. Samuel Chow Shin-An                       Director, GVC Corporation                  Republic of China
69 Ting-Hu 1 Street                           (manufacturer of a diversified range of
Kwei-Shan Hsiang                              wireless communications and information
Tao-Yuan Hsien                                products)
Taiwan, R.O.C.
(Director, VVH)

Mr. Mark Leslie                               Managing Director, Leslie Venture          United States
738 Westridge Drive                           (a private investment company)
Portola Valley, CA  94028
(Director, VVH)



The following is a list of the directors and executive officers of VTF2:

NAME, BUSINESS ADDRESS AND POSITION AT VTF2   PRESENT PRINCIPAL OCCUPATION              CITIZENSHIP
-------------------------------------------   ----------------------------              -----------
Mr. Tay Siew Choon                            Managing Director and Chief Operating     Singaporean
51 Cuppage Road                               Officer, STPL
#09-01 Starhub Centre
Singapore 229469
(Director, VTF2)


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----------------------                                --------------------------




NAME, BUSINESS ADDRESS AND POSITION AT VTF2   PRESENT PRINCIPAL OCCUPATION              CITIZENSHIP
-------------------------------------------   ----------------------------              -----------
Mr. Lee Kheng Nam                             President, VVH                            Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Director, VTF2)

Mr. Sum Soon Lim                              Director                                  Singaporean
51 Cuppage Road, #10-11/17
Starhub Centre
Singapore 229469
(Director, VTF2)



The following is a list of the directors and executive officers of VTF3:

NAME, BUSINESS ADDRESS AND POSITION AT VTF3   PRESENT PRINCIPAL OCCUPATION              CITIZENSHIP
-------------------------------------------   ----------------------------              -----------
Mr. Tay Siew Choon                            Managing Director and Chief Operating     Singaporean
51 Cuppage Road                               Officer, STPL
#09-01 Starhub Centre
Singapore 229469
(Director, VTF3)

Mr. Lee Kheng Nam                             President, VVH                            Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Director, VTF3)


The following is a list of the directors and executive officers of STPL:

NAME, BUSINESS ADDRESS AND POSITION AT STPL   PRESENT PRINCIPAL OCCUPATION               CITIZENSHIP
-------------------------------------------   ----------------------------               -----------
Teo Ming Kian                                  Chairman, Economic Development Board of   Singaporean
Economic Development Board                     Singapore
250 North Bridge Road
#25-00 Raffles City Tower
Singapore  179101
(Chairman of STPL)

Ms. Ho Ching                                   Director, Temasek Holdings (Private)      Singaporean
Temasek Holdings (Private) Limited             Limited (an investment holding company)
8 Shenton Way #38-03
Temasek Tower
Singapore  068811
(Deputy Chairman of STPL)

Peter Seah Lim Huat                            President & CEO of STPL                   Singaporean
Singapore Technologies Pte Ltd
51 Cuppage Road #09-01
Starhub Centre
Singapore  229469
(Director, President & CEO of STPL)


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CUSIP NO.  398081109                 13D                 Page __ of __ pages
----------------------                                --------------------------






NAME, BUSINESS ADDRESS AND POSITION AT STPL   PRESENT PRINCIPAL OCCUPATION               CITIZENSHIP
-------------------------------------------   ----------------------------               -----------
Tay Siew Choon                                Managing Director and Chief Operating      Singaporean
51 Cuppage Road                               Officer, STPL
#09-01 Starhub Centre
Singapore  229469
(Director, Managing Director and Chief
Operating Officer of STPL)

Davinder Singh                                 Managing Partner, Drew & Napier           Singaporean
Drew & Napier                                  (a law firm)
20 Raffles Place
#17-00
Ocean Towers
Singapore  048620
(Director of STPL)

Wong Kok Siew                                  Deputy Chairman and CEO                   Singaporean
Sembcorp Industries Ltd.                       Sembcorp Industries Ltd
9 Bishan Place #08-00                          (an investment holding company with key
Junction 8                                     businesses in utilities, engineering
Singapore 5798373                              and construction, environmental
(Director of STPL)                             engineering, logistics and marine
                                               engineering)
Peter Ong Boon Kwee                            2nd Permanent Secretary, Ministry of      Singaporean
Ministry of Defense                            Defense of Singapore
303 Gombak Drive
#05-22 Mindef Building,
Singapore  669638
(Director of STPL)


The following is a list of the directors and executive officers of GDC BVI:

NAME, BUSINESS ADDRESS AND POSITION AT        PRESENT PRINCIPAL OCCUPATION               CITIZENSHIP
---------------------------------------       ----------------------------               -----------
GDC BVI
---------
Mr. William Liu Wei                            President, GDCPL                          Singaporean
Green Dot Capital Pte Ltd
8 Shenton Way
#09-02 Temasek Tower
Singapore  068811
(Director, GDC BVI)

Mr. Ng Hark Seng                               Senior Vice President (Finance), GDCPL    Singaporean
Green Dot Capital Pte Ltd
8 Shenton Way
#09-02 Temasek Tower
Singapore  068811
(Director, GDC BVI)


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----------------------                                --------------------------







NAME, BUSINESS ADDRESS AND POSITION AT GDC BVI   PRESENT PRINCIPAL OCCUPATION            CITIZENSHIP
----------------------------------------------   ----------------------------            -----------
Mr. Sim Mong Tee                                  Chief Representative, STPL             Singaporean
c/o Singapore Technologies
Shanghai Office
Room 1508, 15th Floor
Pidemco Tower
318 Fu Zhou Road
Shanghai  200001, PRC
(Director, GDC BVI)

Mr. Boey Keng Chew                                Chief Representative, STPL             Singaporean
c/o Singapore Technologies
Beijing Office, Suite 701
Beijing Silver Tower 2
Dongsanhuanbei Road Chaoyang District
Beijing 100027, PRC
(Director, GDC BVI)


The following is a list of the directors and executive officers of GDCPL. The business address of GDCPL is 8 Shenton Way, #09-02 Temasek Tower, Singapore
068811:

NAME, BUSINESS ADDRESS AND POSITION AT        PRESENT PRINCIPAL OCCUPATION               CITIZENSHIP
---------------------------------------       ----------------------------               -----------
GDCPL
---------
Mr. Marc Stern                                 President and Director, The TCW Group,    United States
The TCW Group, Inc.                            Inc.  (an asset management company)
865 South Figueroa Street #1800
Los Angeles, CA 90017
(Chairman, GDCPL)


Tay Siew Choon                                 Managing Director and COO, STPL and       Singaporean
Green Dot Capital  Pte Ltd                     Deputy Chairman and CEO, GDCPL
8 Shenton Way
#09-02 Temasek Tower
Singapore  068811
(Deputy Chairman and CEO, GDCPL)

Tan Cheng Gay                                  CEO, SsangYong Cement (Singapore)         Singaporean
17 Pioneer Crescent                            Limited (an investment holding company)
Singapore  0628522
(Director, GDCPL)

Mr. Sum Soon Lim                               Company Director                          Singaporean
51 Cuppage Road
#10-11 Starhub Centre
Singapore 229469
(Director, GDCPL)

Mr. Lee Kheng Nam                              President, VVH                            Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Director, GDCPL)


--------------------                               ---------------------
CUSIP NO. 398081109             13D                Page ___ of ___ pages
--------------------                               ---------------------

The following is a list of the directors and executive officers of STT:



NAME, BUSINESS ADDRESS AND POSITION AT STT               PRESENT PRINCIPAL OCCUPATION               CITIZENSHIP
------------------------------------------               ----------------------------               -----------
Y.K. Juwaheer                                            Chartered Secretary                        Mauritian
Morecellement Gujadhur
Forest Side
Curepipe, Mauritius
(Director, STT)

Uday Jumar                                               Certified Accountant                       Mauritian
8E, Lislet Geoffroy Street
Curepipe, Mauritius
(Director, STT)

The following is a list of the directors and executive officers of STT Comm:

NAME, BUSINESS ADDRESS AND POSITION AT STT COMM          PRESENT PRINCIPAL OCCUPATION               CITIZENSHIP
-----------------------------------------------          ----------------------------               -----------
Tan Guong Ching                                          Permanent Secretary, Ministry of           Singaporean
New Phoenix Park                                         Home Affairs
28 Irrawaddy Road
Singapore  329560
(Director, STT Comm)

Lee Theng Kiat                                           President and CEO, STT Tel                 Singaporean
51 Cuppage Road, #10-11/17                               and STT Comm
Starhub Centre
Singapore  229469
(President, CEO and
Director, STT Comm)

Sum Soon Lim                                             Company Director                           Singaporean
51 Cuppage Road #10-11/17
Starhub Centre
Singapore  229469
(Director, STT Comm)

Bertie Cheng Shao Shiong                                 Company Director                           Singaporean
51 Cuppage Road #10-11/17
Starhub Centre
Singapore  229469
(Director, STT Comm)

Lim Ming Seong                                           Corporate Advisor                          Singaporean
19A, Serangoon  North Ave 5
3rd Floor, Avi-Tech Building
Singapore  554859
(Director, STT Comm)

Tan Kok Quan                                             Advocate and Solicitor,                    Singaporean
5 Shenton Way, #29-00, UIC Building                      Tan Kok Quan Partnership
Singapore  068808
(Director, STT Comm)

Premod Paul Thomas                                       Director of Finance, STPL                  Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore  229469
(Director, STT Comm)

Pek Siok Lan                                             Vice President, Legal,                     Singaporean
51 Cuppage Road #10-11/17                                STT Comm
StarHub Centre
Singapore  229469
(Secretary, STT Comm)


Tay Siew Choon                                           Managing Director and Chief                Singaporean
51 Cuppage Road                                          Operating Officer, STPL and
#09-01 Starhub Centre                                    Dv Chairman/CEO, Green Dot
Singapore 229469                                         Capital Pte Ltd
(Director, STT Com)






The following is a list of the directors and executive officers of ST Tel:

NAME, BUSINESS ADDRESS AND POSITION AT ST TEL            PRESENT PRINCIPAL OCCUPATION               CITIZENSHIP
---------------------------------------------            ----------------------------               -----------
Tan Guong Ching                                          Permanent Secretary, Ministry of           Singaporean
New Phoenix Park                                         Home Affairs
28 Irrawaddy Road
Singapore  329560
(Director, ST Tel)


Lee Theng Kiat                                           President and CEO, ST Tel and              Singaporean
51 Cuppage Road, #10-11/17                               STT Comm
Starhub Centre
Singapore  229469
(President, CEO and
Director, ST Tel)

Sum Soon Lim                                             Company Director                           Singaporean
51 Cuppage Road #10-11/17
Starhub Centre
Singapore  229469
(Director, ST Tel)

Bertie Cheng Shao Shiong                                 Company Director                           Singaporean
51 Cuppage Road #10-11/17
Starhub Centre
Singapore  229469
(Director, ST Tel)

Lim Ming Seong                                           Corporate Advisor                          Singaporean
19A, Serangoon  North Ave 5
3rd Floor, Avi-Tech Building
Singapore  554859
(Director, ST Tel)

Tan Kok Quan                                             Advocate and Solicitor,                    Singaporean
5 Shenton Way, #29-00, UIC Building                      Tan Kok Quan Partnership
Singapore  068808
(Director, ST Tel)


Tay Siew Choon                                           Managing Director and Chief                Singaporean
51 Cuppage Road                                          Operating Officer, STPL and
#09-01 Starhub Centre                                    Dv Chairman/CEO, Green Dot
Singapore 229469                                         Capital Pte Ltd
(Director, ST Tel)


Premod Paul Thomas                                       Director of Finance, STPL                  Singaporean
51 Cuppage Road #09-01
StarHub Centre
Singapore  229469
(Director, ST Tel)

Pek Siok Lan                                             Vice President, Legal,                     Singaporean
51 Cuppage Road #10-11/17                                STT Comm and ST Tel
StarHub Centre
Singapore  229469
(Secretary, ST Tel)

The following is a list of the directors and executive officers of SCS:

NAME, BUSINESS ADDRESS AND POSITION AT SCS               PRESENT PRINCIPAL OCCUPATION               CITIZENSHIP
------------------------------------------               ----------------------------               -----------
Tay Siew Choon                                           Managing Director and Chief                Singaporean
51 Cuppage Road                                          Operating Officer, STPL and
#09-01 Starhub Centre                                    Dv Chairman/CEO, Green Dot
Singapore 229469                                         Capital Pte Ltd
(Director, SCS)

Robert Chua Tech Chew                                    Executive Chairman, A.C.E.                 Singaporean
A.C.E. Daikin (Singapore) Pte. Ltd.                      Daikin (Singapore) Pte. Ltd.
A.C.E. Daikin Complex                                    (a supplier of air conditioners)
10 Ang Mo Kio Industrial Park 2
Singapore  569501
(Director, SCS)

Theresa Foo-Yo Mie Yoen                                  Chairman (non-executive) and               Singaporean
BNP Paribas Peregrine (Singapore) Ltd                    Senior Advisor, BNP Paribas Peregrine
30 Cecil Street, #10-00 Prudential Tower                 (Singapore) Ltd (a bank)
Singapore  049712
(Director, SCS)

Spencer Lee Tien Chye                                    CEO, Singapore Maybank                     Malaysian
Singapore Maybank                                        (a bank)
18th Floor Maybank Tower
2 Battery Road
Singapore  049907
(Director, SCS)

Garfield Vorhes Nelson                                   Director, Nelson Buchanan &                United States
Nelson Buchanan & Oostergard Pte Ltd                     Oostergard Pte Ltd (a business
9 Temasek Boulevard                                      consultancy company)
Suntech Tower Two, #09-02
Singapore  038989
(Director, SCS)

William Liu Wei Hai                                      President, Green Dot Capital Pte Ltd       Singaporean
Green Dot Capital Pte Ltd
8 Shenton Way, #09-02 Temasek Tower
Singapore  068811
(Director, SCS)

Low Sin Leng                                             CFO and COO, SembCorp                      Singaporean
SembCorp Industries Ltd                                  Industries Ltd (an investment
9 Bishan Place, #09-00 Junction 8                        holding company with key businesses
Singapore 579837                                         in utilities, engineering and construction,
(Director, SCS)                                          environmental engineering, logistics and
                                                         marine engineering)


Stephen Yeo Siew Chye                                    President and CEO, SCS                     Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore  469272
(President, CEO and Director, SCS)

Lim Liat                                                 Deputy CEO, SCS                            Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore  469272
(Deputy CEO, SCS)

Ng Tong Sing                                             Exec. VP, Operations                       Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore  469272
(Exec. VP, Operations, SCS)

Fong Khai Yin                                            Exec. VP, e-Business                       Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore  469272
(Exec. VP, e-Business, SCS)

Robert Koh Hwee Nguan                                    Exec. VP, International                    Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore  469272
(Exec. VP, International, SCS)

Irene Low                                                Company Secretary, SCS                     Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore  469272
(Company Secretary, SCS)
